UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   KYPHON INC.
                                   -----------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    501577100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 7 Pages

                                    SCHEDULE 13G

CUSIP No. 501577100                                            Page 2 of 7 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

             INVESTOR GROWTH CAPITAL LIMITED (f/k/a Investor (Guernsey) Limited)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

             GUERNSEY

 Number of         5               Sole Voting Power
  Shares                                  0
Beneficially
Owned by Each      6               Shared Voting Power
 Reporting                                2,716,523
Person With
                   7               Sole Dispositive Power
                                          0

                   8               Shared Dispositive Power
                                          2,716,523

9        Aggregate Amount Beneficially Owned by Each Reporting Person

             2,716,523

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             [X]

11       Percent of Class Represented By Amount in Row (9)

             6.93%

12       Type of Reporting Person (See Instructions)
             OO

                                    SCHEDULE 13G

CUSIP No. 501577100                                            Page 3 of 7 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

             INVESTOR AB

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

             SWEDEN

 Number of
  Shares           5               Sole Voting Power
Beneficially                                0
Owned by Each
 Reporting         6               Shared Voting Power
Person With                                 3,880,748

                   7               Sole Dispositive Power
                                            0

                   8               Shared Dispositive Power
                                            3,880,748

9        Aggregate Amount Beneficially Owned by Each Reporting Person

             3,880,748

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             [ ]

11       Percent of Class Represented By Amount in Row (9)

             9.90%

12       Type of Reporting Person (See Instructions)

             OO

                                                               Page 4 of 7 Pages

Item 1(a)         Name of Issuer:

                  Kyphon Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1350 Bordeaux Drive, Sunnyvale, CA  94089

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Investor Growth Capital Limited (f/k/a Investor (Guernsey) Limited)("Investor Growth"), and

                  ii) Investor AB, a publicly held Swedish company ("Investor AB").

                  This Statement relates to the Shares (as defined herein) held for the account of Investor Growth and a limited partnership of which Investor AB serves as the ultimate general partner (the "Fund"). Investor Growth is a wholly-owned subsidiary of a Swedish company, which is a wholly-owned subsidiary of Investor AB.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of Investor Growth is National Westminster House, Le Truchot, St. Peter Port, Guernsey, Channel Islands GYI, 4PW. The address and principal business office of Investor AB is Arsenalsgatan 8c, S-103 32 Stockholm, Sweden.

Item 2(c)         Citizenship:

                  i) Investor Growth is a Guernsey company and

                  ii) Investor AB is a publicly held Swedish company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  501577100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 5 of 7 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of January 30, 2004, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Investor Growth may be deemed the beneficial owner of 2,716,523 Shares held for its account.

                  (ii) Investor AB may be deemed the beneficial owner of 3,880,748 Shares. This number includes (A) 2,716,523 Shares held for the account of Investor Growth and
                           (B) 1,164,225 Shares held for the account of the Fund.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which Investor Growth may be deemed to be the beneficial owner constitutes approximately 6.93% of the total number of Shares outstanding (based upon information reported in the Issuer's most recent quarterly report on Form 10-Q, there were 39,218,131 Shares outstanding as of November 3, 2003.)

                  (ii) The number of Shares of which Investor AB may be deemed to be the beneficial owner constitutes approximately 9.90% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

Investor Growth
---------------
(i)    Sole power to vote or direct the vote:                                 0
(ii)   Shared power to vote or to direct the vote                     2,716,523
(iii)  Sole power to dispose or to direct the disposition of                  0
(iv)   Shared power to dispose or to direct the disposition of        2,716,523

Investor AB
-----------
(i)    Sole power to vote or direct the vote:                                 0
(ii)   Shared power to vote or to direct the vote                     3,880,748
(iii)  Sole power to dispose or to direct the disposition of                  0
(iv)   Shared power to dispose or to direct the disposition of        3,880,748

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

                                                               Page 6 of 7 Pages

Item 6.           Ownership  of  More  than  Five  Percent on Behalf of  Another
                  Person:

                  (i) The shareholders of Investor Growth, including Investor AB, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Investor Growth in accordance with their ownership interests in Investor Growth.

                  (ii) The partners of the Fund, including Investor AB, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Investor Growth in accordance with their ownership interests in Investor Growth.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2004                  INVESTOR GROWTH CAPITAL LIMITED (f/k/a
                                         Investor Growth Ltd.)


                                         By: /s/ Michael Oporto
                                             ----------------------------------
                                             Michael Oporto
                                             Attorney-in-Fact



                                         By: /s/ Henry Gooss
                                             ----------------------------------
                                             Henry Gooss
                                             Attorney-in-Fact


Date:  February 3, 2004                  INVESTOR AB

                                         By: /s/ Michael Oporto
                                             ----------------------------------
                                             Michael Oporto
                                             Attorney-in-Fact



                                         By: /s/ Henry Gooss
                                             ----------------------------------
                                             Henry Gooss
                                             Attorney-in-Fact